Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Seaspan Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Seaspan Corporation's (the “Company”) internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on the Financial Statements

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2017,and the related notes (collectively referred to as the "financial statements") and our report dated March 6, 2018 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, described in “Management’s Report on Internal Control over Financial Reporting” included in Item 15 of Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

March 6, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Seaspan Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Seaspan Corporation (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2017, in conformity with U.S generally accepted accounting principles.

Report on Internal Control over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 6, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2000.

Vancouver, Canada

March 6, 2018, except as to note 20, which is as of June 15, 2018

SEASPAN CORPORATION

Consolidated Balance Sheets

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

December 31, 2017 and 2016

	2017	2016
Assets
Current assets:
Cash and cash equivalents	$253,176	$367,901
Short-term investments	104	411
Accounts receivable (note 4)	11,678	30,793
Loans to affiliate (note 4)	36,100	62,414
Prepaid expenses	44,869	37,252
Gross investment in lease (note 5)	35,478	—
Fair value of financial instruments (note 19(c))	—	11,338
	381,405	510,109
Vessels (note 6)	4,537,216	4,883,849
Deferred charges (note 7)	62,020	68,099
Gross investment in lease (note 5)	687,896	—
Goodwill	75,321	75,321
Other assets (note 8)	134,284	120,451
	$5,878,142	$5,657,829
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities (note 16(a))	$63,220	$62,157
Current portion of deferred revenue (note 9)	55,367	28,179
Current portion of long-term debt (note 10)	257,800	314,817
Current portion of long-term obligations under capital lease (note 11)	43,912	27,824
Current portion of other long-term liabilities (note 12)	23,635	21,115
Fair value of financial instruments (note 19(c))	—	30,752
	443,934	484,844
Deferred revenue (note 9)	328,681	1,528
Long-term debt (note 10)	2,192,833	2,569,697
Long-term obligations under capital lease (note 11)	595,016	459,395
Other long-term liabilities (note 12)	199,386	195,104
Fair value of financial instruments (note 19(c))	168,860	200,012
Shareholders’ equity:
Share capital (note 13):
Preferred shares; $0.01 par value; 150,000,000 shares authorized; 32,872,706 shares issued and outstanding (2016 – 32,751,629)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 131,664,101 shares issued and outstanding (2016 – 105,722,646)	1,646	1,385
Treasury shares	(377)	(367)
Additional paid in capital	2,752,988	2,580,274
Deficit	(781,137)	(807,496)
Accumulated other comprehensive loss	(23,688)	(26,547)
	1,949,432	1,747,249
	$5,878,142	$5,657,829

Commitments and contingent obligations (note 17)

Subsequent events (note 21)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

	2017	2016	2015
Revenue	$831,324	$877,905	$819,024
Operating expenses:
Ship operating	183,916	192,327	193,836
Cost of services, supervision fees	1,300	7,390	1,950
Depreciation and amortization	199,938	216,098	204,862
General and administrative	40,091	32,118	27,338
Operating leases (note 12)	115,544	85,910	40,270
Loss (gain) on disposals (note 6)	(13,604)	31,876	—
Expenses related to customer bankruptcy	1,013	19,732	—
Vessel impairments	—	285,195	—
	528,198	870,646	468,256
Operating earnings	303,126	7,259	350,768
Other expenses (income):
Interest expense and amortization of deferred financing fees	116,389	119,882	108,693
Interest income	(4,558)	(8,455)	(11,026)
Undrawn credit facility fees	2,173	2,673	3,100
Refinancing expenses	—	1,962	5,770
Change in fair value of financial instruments (note 19(c))	12,631	29,118	54,576
Equity income on investment (note 8)	(5,835)	(188)	(5,107)
Other expense (income)	7,089	1,306	(4,629)
	127,889	146,298	151,377
Net earnings (loss)	$175,237	$(139,039)	$199,391
Earnings (loss) per share (note 14):
Class A common share, basic	$0.94	$(1.89)	$1.46
Class A common share, diluted	0.94	(1.89)	1.46

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Comprehensive Income (Loss)

(Expressed in thousands of United States dollars)

Years ended December 31, 2017, 2016 and 2015

	2017	2016	2015
Net earnings (loss)	$175,237	$(139,039)	$199,391
Other comprehensive income:
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments (note 19(c))	2,859	4,373	4,397
Comprehensive income (loss)	$178,096	$(134,666)	$203,788

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2017, 2016 and 2015

	Number of
	common												Accumulated
	shares										Additional		other	Total
	Class	Series	Series	Series	Series	Series	Series	Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	A	C	D	E	F	G	H	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2014, carried forward	96,662,928	13,665,531	5,105,000	5,400,000	—	—	—	$967	$242	$(379)	$2,238,872	$(459,161)	$(35,317)	$1,745,224
Net earnings	—	—	—	—	—	—	—	—	—	—	—	199,391	—	199,391
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	4,397	4,397
Dividends on Class A common shares	—	—	—	—	—	—	—	—	—	—	—	(144,553)	—	(144,553)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	—	—	(53,655)	—	(53,655)
Amortization of Series C preferred share issuance costs	—	—	—	—	—	—	—	—	—	—	1,310	(1,310)	—	—
Shares issued through dividend reinvestment program	2,138,653	—	—	—	—	—	—	21	—	—	38,841	—	—	38,862
Share-based compensation expense (note 15): Restricted Class A common shares, phantom share units, stock appreciation rights issued and restricted stock units	229,254	—	—	—	—	—	—	2	—	—	3,926	—	—	3,928
Other share-based compensation	537,758	—	—	—	—	—	—	5	—	—	9,786	(1,037)	—	8,754
Common shares repurchased, including related expenses	(944,524)	—	—	—	—	—	—	(9)	—	—	(13,876)	—	—	(13,885)
Preferred shares repurchased, including related expenses	—	(343,757)	(123,971)	(29,400)	—	—	—	—	(5)	—	(12,198)	(100)	—	(12,303)
Treasury shares	(1,909)	—	—	—	—	—	—	—	—	23	—	—	—	23
Balance, December 31, 2015, carried forward	98,622,160	13,321,774	4,981,029	5,370,600	—	—	—	$986	$237	$(356)	$2,266,661	$(460,425)	$(30,920)	$1,776,183

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity (Continued)

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2017, 2016 and 2015

	Number of
	common												Accumulated
	shares										Additional		other	Total
	Class	Series	Series	Series	Series	Series	Series	Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	A	C	D	E	F	G	H	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2015	98,622,160	13,321,774	4,981,029	5,370,600	—	—	—	$986	$237	$(356)	$2,266,661	$(460,425)	$(30,920)	$1,776,183
Net loss	—	—	—	—	—	—	—	—	—	—	—	(139,039)	—	(139,039)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	4,373	4,373
Series F preferred shares issued	—	—	—	—	5,600,000	—	—	—	56	—	139,944	—	—	140,000
Series G preferred shares issued	—	—	—	—	—	7,800,000	—	—	78	—	194,466	—	—	194,544
Series H preferred shares issued	—	—	—	—	—	—	9,000,000	—	90	—	224,910	—	—	225,000
Class A common shares issued	6,770,408	—	—	—	—	—	—	68	—	—	99,457	—	—	99,525
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	—	—	—	(21,797)	—	—	(21,797)
Dividends on Class A common shares	—	—	—	—	—	—	—	—	—	—	—	(152,915)	—	(152,915)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	—	—	(53,630)	—	(53,630)
Amortization of Series C preferred share issuance costs	—	—	—	—	—	—	—	—	—	—	116	(116)	—	—
Shares issued through dividend reinvestment program	286,009	—	—	—	—	—	—	3	—	—	4,356	—	—	4,359
Share-based compensation expense (note 15): Restricted Class A common shares, phantom share units, stock appreciation rights, restricted stock units and performance stock units	164,235	—	—	—	—	—	—	2	—	—	6,226	—	—	6,228
Other share-based compensation	446,643	—	—	—	—	—	—	4	—	—	7,139	(1,371)	—	5,772
Common shares repurchased, including related expenses	(564,270)	—	—	—	—	—	—	(6)	—	—	(8,263)	—	—	(8,269)
Preferred shares redeemed, including related expenses	—	(13,321,774)	—	—	—	—	—	—	(133)	—	(332,941)	—	—	(333,074)
Treasury shares	(2,539)	—	—	—	—	—	—	—	—	(11)	—	—	—	(11)
Balance, December 31, 2016, carried forward	105,722,646	—	4,981,029	5,370,600	5,600,000	7,800,000	9,000,000	$1,057	$328	$(367)	$2,580,274	$(807,496)	$(26,547)	$1,747,249

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Shareholders’ Equity (Continued)

(Expressed in thousands of United States dollars, except number of shares)

Years ended December 31, 2017, 2016 and 2015

	Number of
	common											Accumulated
	shares									Additional		other	Total
	Class	Series	Series	Series	Series	Series	Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	A	D	E	F	G	H	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2016, carried forward	105,722,646	4,981,029	5,370,600	5,600,000	7,800,000	9,000,000	$1,057	$328	$(367)	$2,580,274	$(807,496)	$(26,547)	$1,747,249
Net earnings	—	—	—	—	—	—	—	—	—	—	175,237	—	175,237
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	2,859	2,859
Preferred shares issued	—	49,835	45,337	—	800	25,105		1		2,956			2,957
Class A common shares issued	19,550,000	—	—	—	—	—	196	—	—	121,152	—	—	121,348
Fees and expenses in connection with issuance of common and preferred shares shares	—	—	—	—	—	—	—	—	—	(2,649)	—	—	(2,649)
Dividends on Class A common shares	—	—	—	—	—	—	—	—	—	—	(83,615)	—	(83,615)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	—	(64,416)	—	(64,416)
Shares issued through dividend reinvestment program	3,300,537	—	—	—	—	—	33	—	—	21,752	—	—	21,785
Share-based compensation expense (note 15): Restricted Class A common shares, phantom share units, stock appreciation rights, restricted stock units and performance stock units	1,246,604	—	—	—	—	—	13	—	—	17,307	—	—	17,320
Other share-based compensation	1,846,892	—	—	—	—	—	18	—	—	12,196	(847)	—	11,367
Treasury shares	(2,578)	—	—	—	—	—	—	—	(10)	—	—	—	(10)
Balance, December 31, 2017	131,664,101	5,030,864	5,415,937	5,600,000	7,800,800	9,025,105	$1,317	$329	$(377)	$2,752,988	$(781,137)	$(23,688)	$1,949,432

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

Years ended December 31, 2017, 2016 and 2015

	2017	2016	2015
Cash from (used in):
Operating activities:
Net earnings (loss)	$175,237	$(139,039)	$199,391
Items not involving cash:
Depreciation and amortization	199,938	216,098	204,862
Share-based compensation (note 15)	17,526	6,378	4,528
Amortization of deferred financing fees	11,899	14,181	11,685
Amounts reclassified from other comprehensive loss to interest expense (note 19(c))	1,927	3,407	3,319
Unrealized change in fair value of financial instruments	(44,060)	(53,998)	(53,252)
Equity income on investment (note 8)	(5,835)	(188)	(5,107)
Refinancing expenses and recoveries	—	1,677	5,148
Operating leases (note 12)	(22,589)	(19,003)	(9,795)
Vessel impairments	—	285,195	—
Expenses related to customer bankruptcy	—	18,883	—
(Gain) loss on disposals	(13,604)	31,876	—
Other income	—	—	(6,600)
Other	6,690	34	7,759
Changes in assets and liabilities:
Accounts receivable	16,584	(21,711)	(323)
Lease receivable	8,141	17,783	21,170
Prepaid expenses	(11,223)	2,108	(15,960)
Other assets and deferred charges	(4,198)	(17,468)	(31,011)
Accounts payable and accrued liabilities	2,270	(8,693)	10,143
Deferred revenue	(7,377)	4,778	(10,085)
Fair value of financial instruments	(8,107)	(31,211)	—
Cash from operating activities	323,219	311,087	335,872
Financing activities:
Preferred shares issued, net of issuance costs (note 13(b))	2,690	541,694	—
Common shares issued, net of issuance costs (note 13(a))	118,966	95,978	—
Draws on credit facilities	—	220,485	534,325
Senior unsecured notes issued (note 10(c))	80,000	—	—
Repayment of credit facilities	(455,005)	(704,291)	(607,174)
Draws on long-term obligations under capital lease	176,254	180,750	150,000
Repayment of long-term obligations under capital lease	(26,198)	(24,733)	(21,691)
Common shares repurchased, including related expenses	—	(8,269)	(13,885)
Preferred shares redeemed, including related expenses	—	(333,074)	—
Preferred shares repurchased, including related expenses	—	—	(12,303)
Senior unsecured notes repurchased, including related expenses	(7,075)	—	—
Financing fees	(8,226)	(12,992)	(17,399)
Dividends on common shares	(61,830)	(148,556)	(105,691)
Dividends on preferred shares	(64,416)	(54,085)	(53,655)
Proceeds from sale-leaseback of vessels	90,753	354,000	542,000
Cash from (used in) financing activities	(154,087)	106,907	394,527
Investing activities:
Expenditures for vessels	(338,518)	(343,552)	(712,663)
Short-term investments	307	3,004	(2,203)
Net proceeds from vessel disposals	37,091	12,078	—
Proceeds from sale of leased vessels	—	20,000	—
Restricted cash	(1)	(201)	—
Loans to affiliate (note 4)	(2,677)	(18,096)	(201,865)
Repayment of loans to affiliate (note 4)	22,325	67,831	200,680
Other assets	(2,384)	(6,677)	(583)
Cash used in investing activities	(283,857)	(265,613)	(716,634)
Increase (decrease) in cash and cash equivalents	(114,725)	152,381	13,765
Cash and cash equivalents, beginning of year	367,901	215,520	201,755
Cash and cash equivalents, end of year	$253,176	$367,901	$215,520

Supplemental cash flow information (note 16(b))

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

1.	General:

Seaspan Corporation (the “Company”) was incorporated on May 3, 2005 in the Marshall Islands and owns and operates containerships pursuant to primarily long-term, fixed-rate time charters to major container liner companies.

2.	Summary of significant accounting policies:
(a)	Basis of presentation:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the following accounting policies have been consistently applied in the preparation of the consolidated financial statements.

(b)	Principles of consolidation:

The accompanying consolidated financial statements include the accounts of Seaspan Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

The Company also consolidates any variable interest entities (“VIEs”) of which it is the primary beneficiary. The primary beneficiary is the enterprise that has both the power to make decisions that most significantly affect the economic performance of the VIE and has the right to receive benefits or the obligation to absorb losses that in either case could potentially be significant to the VIE. The impact of the consolidation of these VIEs is described in note 11.

The Company accounts for its investment in companies in which it has significant influence by the equity method. The Company’s proportionate share of earnings is included in earnings and added to or deducted from the cost of the investment.

(c)	Foreign currency translation:

The functional and reporting currency of the Company is the United States dollar.  Transactions involving other currencies are converted into United States dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the United States dollar are translated into United States dollars using exchange rates at that date. Exchange gains and losses are included in net earnings.

(d)	Cash equivalents:

Cash equivalents include highly liquid securities with terms to maturity of three months or less when acquired.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

(e)	Vessels:

Except as described below, vessels are recorded at their cost, which consists of the purchase price, acquisition and delivery costs, less accumulated depreciation.

Vessels purchased from the Company’s predecessor upon completion of the Company’s initial public offering in 2005 were initially recorded at the predecessor’s carrying value.

Vessels under construction include deposits, installment payments, interest, financing costs, transaction fees, construction design, supervision costs, and other pre-delivery costs incurred during the construction period.

Depreciation is calculated on a straight-line basis over the estimated useful life of each vessel, which is 30 years from the date of completion. The Company calculates depreciation based on the estimated remaining useful life and the expected salvage value of the vessel.

Vessels that are held for use are evaluated for impairment when events or circumstances indicate that their carrying amounts may not be recoverable from future undiscounted cash flows. Such evaluations include the comparison of current and anticipated operating cash flows, assessment of future operations and other relevant factors. If the carrying amount of the vessel exceeds the estimated net undiscounted future cash flows expected to be generated over the vessel’s remaining useful life, the carrying amount of the vessel is reduced to its estimated fair value.

(f)	Dry-dock activities:

Classification rules require that vessels be dry-docked for inspection including planned major maintenance and overhaul activities for ongoing certification. The Company generally dry-docks its vessels once every five years. Dry-docking activities include the inspection, refurbishment and replacement of steel, engine components, electrical, pipes and valves, and other parts of the vessel. The Company uses the deferral method of accounting for dry-dock activities whereby capital costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-dock activity.

(g)	Goodwill:

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination.  Goodwill is not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. When goodwill is reviewed for impairment, the Company may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, the Company may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.

(h)	Deferred financing fees:

Deferred financing fees represent the unamortized costs incurred on issuance of the Company’s credit and lease arrangements and are presented as a direct deduction from the related debt liability. Amortization of deferred financing fees on credit facilities is provided on the effective interest rate method over the term of the facility based on amounts available under the facilities. Amortization of deferred financing fees on capital leases is provided on the effective interest rate method over the term of the underlying obligation and amortization of deferred financing fees on operating leases is provided on a straight line basis over the lease term. Amortization of deferred financing fees are recorded as interest expense.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

(i)	Revenue recognition:

The Company derives its revenue primarily from the charter of its vessels.  Each charter agreement is evaluated and classified as an operating or capital lease.  For time charters classified as operating leases, revenue for the lease and service components is recognized each day the vessel is on-hire and when collection is reasonably assured.

For capital leases that are sales-type leases, the difference between the gross investment in lease and the present value of its components, i.e. the minimum lease payments and the estimated residual value, is recorded as unearned lease interest income. The discount rate used in determining the present values is the interest rate implicit in the lease. The present value of the minimum lease payments, computed using the interest rate implicit in the lease, is recorded as the sales price, from which the carrying value of the vessel at the commencement of the lease is deducted in order to determine the profit or loss on sale. Unearned lease interest income is amortized to income over the period of the lease so as to produce a constant periodic rate of return on the net investment in lease.

Revenue from vessel management is recognized each day the vessel is managed and when collection is reasonably assured.

(j)	Leases:

Leases, where the Company is the lessee, are classified as either capital leases or operating leases based on an assessment of the terms of the lease.

For sale-leaseback transactions, the Company, as seller-lessee, would recognize a gain or loss over the term of the lease as an adjustment to the lease expense, unless the loss is required to be recognized immediately by accounting standards. The term of the lease includes the fixed non-cancelable term of the lease plus all renewal periods where that renewal appears reasonably assured.

(k)	Derivative financial instruments:

The Company’s hedging policies permit the use of various derivative financial instruments to manage interest rate risk. The Company has entered into interest rate swaps and swaptions to reduce the Company’s exposure to changing interest rates on its credit facilities.

All of the Company’s derivatives are measured at their fair value at the end of each period.  Derivatives that mature within one year are classified as current.  For derivatives not designated as accounting hedges, changes in their fair value are recorded in earnings.

The Company had previously designated certain of its interest rate swaps as accounting hedges and applied hedge accounting to those instruments. While hedge accounting was applied, the effective portion of the unrealized gains or losses on those designated interest rate swaps was recorded in other comprehensive loss.

By September 30, 2008, the Company de-designated all of the interest rate swaps it had accounted for as hedges to that date. Subsequent to their de-designation dates, changes in their fair value are recorded in earnings.

The Company evaluates whether the occurrence of any of the previously hedged interest payments are considered to be remote. When the previously hedged interest payments are not considered remote of occurring, unrealized gains or losses in accumulated other comprehensive income associated with the previously designated interest rate swaps are recognized in earnings when and where the interest payments are recognized. If such interest payments are identified as being remote, the accumulated other comprehensive income balance pertaining to these amounts is reversed through earnings immediately.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

(l)	Fair value measurement:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

•

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.  Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•	Level 2—Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
(m)	Share-based compensation:

The Company has granted restricted shares, phantom share units, performance share units, stock appreciation rights (“SARs”) and restricted stock units to certain of its officers, members of management and directors as compensation. Compensation cost is measured at their grant date fair values.  Under this method, restricted shares, phantom share units and restricted stock units are measured based on the quoted market price of the Company’s Class A common shares on the date of the grant. SARs and performance share units are measured at fair value using the Monte Carlo model and the fair value of each grant is recognized on a straight-line basis over the requisite service period. The Company accounts for forfeitures in share-based compensation expense as they occur.

(n)	Earnings per share:

The treasury stock method is used to compute the dilutive effect of the Company’s share-based compensation awards. Under this method, the incremental number of shares used in computing diluted earnings per share (“EPS”) is the difference between the number of shares assumed issued and purchased using assumed proceeds.

The if-converted method was used to compute the dilutive effect of the Company’s convertible preferred shares. Under the if-converted method, dividends applicable to the convertible preferred shares were added back to earnings attributable to common shareholders, and the convertible preferred shares and paid-in kind dividends were assumed to have been converted at the share price applicable at the end of the period.  The if-converted method was applied to the computation of diluted EPS only if the effect was dilutive.

The dividends applicable to the Series C, D, E, F, G and H preferred shares reduce the earnings available to common shareholders, even if not declared, since the dividends are cumulative.

(o)	Use of estimates:

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting fiscal periods. Areas where accounting judgments and estimates are significant to the Company include the assessment of the vessel useful lives, expected salvage values and the recoverability of the carrying value of vessels which are subject to future market events, carrying value of goodwill and the fair value of interest rate derivative financial instruments and share-based awards. Actual results could differ from those estimates.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

(p)	Comparative information:

Certain information has been reclassified to conform with the financial statement presentation adopted for the current year.

(q)	Recent accounting pronouncements:

In August 2017, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update 2017-12, or ASU 2017-12, “Targeted Improvements to Accounting for Hedging Activities”.   ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and requires companies to present all of the elements of hedge accounting that affect earnings in the same income statement line as the hedged item.  The new standard also permits hedge accounting for strategies for which hedge accounting is not permitted today and includes new alternatives for measuring the hedged item for fair value hedges of interest rate risk.  The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment.”  ASU 2017-04 eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment.  The goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.  Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.  The Company is evaluating the revised guidance to determine the impact it will have on its consolidated financial statements.

Revenue recognition

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers”, that introduced a new five-step revenue recognition model to be used to determine how an entity should recognize revenue related to the transfer of goods or services to customers in an amount that reflects the consideration the entity is entitled to receive for those goods or services.  The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017.

ASU 2014-09 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer (ii) identify the performance obligations in the contract (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur (iv) allocate the transaction price to the respective performance obligations in the contract and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

ASU 2014-09 is effective for the Company on January 1, 2018. Entities can use either a full retrospective or modified retrospective method to adopt ASU 2014-09. Under the full retrospective method, all periods presented will be restated upon adoption to conform to the new standard and a cumulative adjustment for effects on periods prior to 2016 will be recorded to retained earnings as of January 1, 2016. Under the modified retrospective approach, the new guidance will be applied to the most current period presented in the financial statements and prior periods will not be restated. Instead, an entity will recognize the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings as of January 1, 2018. Under the modified retrospective method, an entity may also elect to apply the standard to either (i) all contracts as of January 1, 2018 or (ii) only to contracts that are not completed as of January 1, 2018. The Company has elected to adopt ASU 2014-09 using the modified retrospective method and apply the new standard only to contracts not completed as of January 1, 2018.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

The Company’s revenue is comprised primarily of time charter revenue and interest income from leasing.  The time charter revenue includes a lease element, which is evaluated under Accounting Standards Codification (“ASC”) 840 “Leases”, and a service element, which is evaluated under ASU 2014-09.  Under current accounting standards, service revenue is recognized when the amounts are fixed or determinable, services have been rendered and collectability is reasonably assured.  Under ASU 2014-09, recognition of such service revenue will occur when the services are provided and the performance obligations are satisfied.  The Company has evaluated the service revenue under ASU 2014-09 and has determined that the amounts recognized and the pattern of recognition would be substantially the same as the existing revenue standard. Therefore, adoption of ASU 2014-09 is not expected to result in an adjustment to retained earnings on January 1, 2018, however additional disclosure will be required to separately disclose the lease and non-lease revenue.

ASU 2014-09 also includes guidance on the recognition of gains and losses arising from the derecognition of non-financial assets in a transaction with non-customers.  The Company’s ordinary output activities consist primarily of chartering its vessels to customers, not the sales of vessels.  Therefore, sales of vessels qualify as contracts with non-customers under ASU 2014-09.  The existing standards focus on whether the seller retains substantial risks or rewards of ownership as a result of its continuing involvement with the vessel sale.  The derecognition model is based on the transfer of control.  If a vessel sale contract includes ongoing involvement by the seller with the vessel, the seller must evaluate each promised good or service under the contract to determine whether it represents a separate performance obligation, constitutes a guarantee or prevents the transfer of control.  If a good or service is considered a separate performance obligation, an allocated portion of the transaction price should be recognized as revenue as the entity transfers the related good or service to the buyer.  The amount and timing of recognition of a gain or loss on vessel sale may differ under ASU 2014-09.

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases.  The accounting for lessors will remain largely unchanged from the existing accounting standards.  The standard is effective for fiscal years beginning after December 31, 2018, including interim periods within those fiscal years.

Under ASU 2016-02, each lease agreement will be evaluated to identify the lease components and non-lease components at lease inception. The total consideration in the lease agreement will be allocated to the lease and non-lease components based on their relative standalone selling prices. Lessors will continue to recognize the lease revenue component using an approach that is substantially equivalent to existing guidance for operating leases (straight-line basis). Sale-type and direct financing leases will be accounted for as financing transactions with the lease payments being allocated to principal and interest utilizing the effective interest rate method.

In January 2018, the FASB issued a proposed amendment to ASU 2016-02 that would allow lessors to elect, as a practical expedient, to not separate lease and non-lease components and allow these components to be accounted for as a single lease component if both (i) the timing and pattern of the revenue recognition for the non-lease component and the related lease component are the same and (ii) the combined single lease component would be classified as an operating lease.

If the proposed practical expedient mentioned above is adopted and elected, it is expected that time charter revenue and service revenue will be presented under a single lease component presentation. However, without the proposed practical expedient, it is expected that time charter revenue and service revenue will be separated into lease and non-lease components, respectively, resulting in time charter revenue being accounted for under ASU 2016-02 and service revenue being accounted for under the new revenue recognition standard as discussed above.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

3.	Acquisition of Two Greater China Intermodal Investments LLC Subsidiaries:

In June 2016, the Company acquired 100 percent of each of two Greater China Intermodal Investments LLC subsidiaries (“the GCI Subsidiaries”).  Through the acquisition of the GCI Subsidiaries, the Company acquired two newbuilding 11000 TEU vessels scheduled for delivery in 2017 and their associated 17-year bareboat charters with MSC Mediterranean Shipping Company S.A. (“MSC”) that will commence upon the delivery of the respective vessel.  The Company assumed a total of approximately $88,100,000 in remaining instalments under the shipbuilding contracts for these vessels.

The aggregate purchase price was $107,500,000, which was settled by a reduction of the Company’s demand loan with Greater China Intermodal Investments LLC (“GCI”), its equity investee, and was allocated to the assets acquired as follows:

Vessels under construction	$90,802
Other assets (bareboat charters)	12,798
Accounts receivable	3,900
Assets acquired	$107,500

4.	Related party transactions:
(a)	At December 31, 2017, the Company had $36,100,000 (2016 – $62,414,000) due from GCI recorded as loans to affiliate. This amount includes the following:
•

The Company had $36,100,000 (2016 – $57,266,000) due from GCI for payments made in connection with vessels that GCI will acquire pursuant to a right of first refusal. These loans bear interest at rates ranging from 5% to 6% per annum. The Company may request repayment of these loans with 45 days’ notice.

•	There was no outstanding interest receivable on these amounts (2016 – $5,148,000).

At December 31, 2017, the Company had no amounts (2016 – $6,385,000) due from GCI included in accounts receivable and $1,385,500 (2016 – $2,780,000) due to GCI included in accounts payable and accrued liabilities.

At December 31, 2017, the Company had $318,500 (2016 – $655,000) due from other related parties included in accounts receivable and no amounts (2016 – $1,395,000) due to other related parties included in accounts payable and accrued liabilities.

(b)	The Company incurred the following income or expenses with related parties:

	2017	2016	2015
Fees paid:
Arrangement fees	$1,872	$7,598	$8,627
Transaction fees	2,262	6,317	9,506
Income earned:
Interest income	2,677	7,513	10,614
Management fees	4,447	4,266	3,154
Supervision fees	1,300	7,800	1,950

The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company’s directors (and a former director) or officers and these transactions are governed by pre-arranged contracts.

Arrangement fees are paid to a company controlled by a former director in connection with services associated with debt or lease financings and were generally recorded as deferred financing fees and amortized over the term of the related debt or lease. The former director resigned from the board of directors in April 2017 and the agreement governing the arrangement fees was terminated.  Pursuant to the termination of the agreement, the Company will pay arrangement fees for any financings in process

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

as at April 10, 2017 and completed prior to December 31, 2017.  In addition, the Company paid a termination fee of $6,250,000 with 945,537 of its common shares which is included in Other expenses.

Transaction fees were paid to the Company’s chief executive officer in connection with services he provided related to newbuild contracts and purchase or sale contracts, and these fees are capitalized to vessels. In April 2017, the chief executive officer’s employment agreement was amended to eliminate transaction fees on future newbuild contracts and purchase or sale contracts entered into after April 9, 2017.

Arrangement fees and transaction fees were generally paid either in cash or, at the Company’s discretion, a combination of cash and up to 50% in the Company’s common shares.  In April 2017, it was agreed that all transaction fees will be paid 100% in the Company’s common shares

Interest income is earned on loans to affiliate.

Management fees are earned from GCI for the management of GCI’s vessels and are included in revenue.

Supervision fees are earned from GCI for the management of GCI’s newbuild vessels and are included in revenue.

5.	Gross investment in lease:

	2017	2016
Gross investment in lease	$723,374	$—
Current portion	(35,478)	—
	$687,896	$—

In April 2015, the Company entered into an agreement with MSC to bareboat charter five 11000 TEU vessels for a 17-year term, beginning from the vessel delivery dates. Pursuant to the Company’s right of first refusal agreement with GCI, the Company retained three of the vessels and GCI acquired the remaining two vessels. In June 2016, two of the five 11000 TEU vessels and associated bareboat charter contracts were acquired by the Company from GCI. At the end of each 17-year bareboat charter term, MSC has agreed to purchase the vessels for $32,000,000 each. Each transaction is considered a direct financing lease and accounted for as a disposition of vessels upon delivery of each vessel.

During the year ended December 31, 2017, four of the 11000 TEU vessels delivered and commenced their 17-year bareboat charters.

6.	Vessels:

December 31, 2017	Cost	Accumulated depreciation	Net book value
Vessels	$6,116,091	$1,725,237	$4,390,854
Vessels under construction	146,362	—	146,362
Vessels	$6,262,453	$1,725,237	$4,537,216

December 31, 2016	Cost	Accumulated depreciation	Net book value
Vessels	$6,126,220	$1,548,553	$4,577,667
Vessels under construction	306,182	—	306,182
Vessels	$6,432,402	$1,548,553	$4,883,849

During the year ended December 31, 2017, the Company capitalized interest costs of $9,757,000 (2016 – $8,161,000; 2015 – $5,361,000) to vessels under construction.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

In 2017, the Company sold the Seaspan Alps, Seaspan Kenya, Seaspan Mourne and Seaspan Grouse, each a 4250 TEU vessel, for net sale proceeds of $37,100,000 resulting in a gain on disposition of $13,604,000.

In 2016, the Company sold the Seaspan Excellence and Seaspan Efficiency, each a 4600 TEU vessel for net sale proceeds of $12,078,000 resulting in a loss on disposition of $31,876,000.

The Company performed an impairment test of its vessels as of December 31, 2017. As of December 31, 2017, the Company concluded that there were circumstances which could be considered indicators that the carrying amount of its vessels may not be recoverable. Although current short-term charter rates and vessel market value for its smaller vessels, which are at the highest risk of impairment among its fleet, have generally shown improvement during 2017, time charter rates and vessel market values have remained volatile during 2017 and have not stabilized in any meaningful manner. The Company believes the continued instability in the market during 2017 to be an indicator of possible impairment. As a result, the Company performed an impairment test of its vessels at December 31, 2017 and determined that the undiscounted future cash flows each particular vessel was expected to generate over its remaining useful life was greater than its carrying value, and concluded no impairment charge was required.

As of December 31, 2016, the Company recorded non-cash vessel impairments of $285,195,000 for 16 vessels held for use, including four 4250 TEU, two 3500 TEU and ten 2500 TEU vessels.

No impairment was recorded as of December 31, 2017.

7.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2015	$42,774	$14,525	$57,299
Costs incurred	19,119	6,305	25,424
Amortization expensed (1)	(12,856)	(1,768)	(14,624)
December 31, 2016	$49,037	$19,062	$68,099
Costs incurred	8,708	2,554	11,262
Amortization expensed (1)	(15,209)	(2,132)	(17,341)
December 31, 2017	$42,536	$19,484	$62,020

(1)

Amortization of dry-docking costs is included in depreciation and amortization.  Amortization of financing fees is included in interest expense and amortization of deferred financing fees, unless it qualifies for capitalization.

8.	Other assets:

	2017	2016
Equity investment in affiliate (1)	$60,683	$48,182
Intangible assets	27,486	29,812
Restricted cash	14,060	14,059
Capital assets	3,268	1,615
Other	28,787	26,783
Other assets	$134,284	$120,451

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

(1)

In March 2011, the Company entered into an agreement to participate in GCI, an investment vehicle established by an affiliate of The Carlyle Group. GCI will invest up to $900,000,000 equity capital in containership assets strategic to the People’s Republic of China, Taiwan, Hong Kong and Macau.  The Company agreed to make a minority investment in GCI of up to $100,000,000 during the investment period, which ended March 31, 2016.  The Company accounts for its 10.8% (2016 – 10.8%) investment in GCI using the equity method. The investment of $60,683,000 (2016 - $48,182,000) is comprised of the Company’s capital contribution of $51,406,000 (2016 – $44,740,000) and its cumulative equity income on investment of $9,277,000 (2016 – $3,442,000).

9.	Deferred revenue:

	2017	2016
Deferred revenue on time charters	$26,907	$26,879
Deferred interest on lease receivable	355,451	—
Other deferred revenue	1,690	2,828
Deferred revenue	384,048	29,707
Current portion	(55,367)	(28,179)
Deferred revenue	$328,681	$1,528

10.	Long-term debt:

	2017	2016
Long-term debt:
Revolving credit facilities (a)	$854,121	$958,304
Term loan credit facilities (b)	1,196,016	1,600,085
Senior unsecured notes (c)	417,925	345,000
Deferred financing fees	(17,429)	(18,875)
Long-term debt	2,450,633	2,884,514
Current portion	(257,800)	(314,817)
Long-term debt	$2,192,833	$2,569,697

(a)	Revolving credit facilities:

As of December 31, 2017, the Company had three long-term revolving credit facilities (“Revolvers”) available and a line of credit, which provided for aggregate borrowings of up to $974,132,000 (2016 – $1,118,315,000), of which $120,000,000 (2016 – $160,011,000) was undrawn. One of the term loan credit facilities (“Term Loans”) has a revolving loan component and this component has been included in the Revolvers.

In April 2017, the Company entered into a 364-day unsecured, revolving loan facility with various banks for up to $120,000,000 to be used to fund vessels under construction and for general corporate purposes. The facility bears interest at LIBOR plus a margin. At December 31, 2017, no amounts had been drawn under this facility.

The Revolvers mature between April 2018 and December 2023.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

Based on the Revolvers outstanding at December 31, 2017, the minimum repayments for the balances outstanding are as follows:

2018	$65,923
2019	197,320
2020	53,281
2021	56,416
2022	422,941
Thereafter	58,240
$854,121

Interest is calculated as one month LIBOR plus a margin per annum. At December 31, 2017, the one month LIBOR was 1.5% (2016 – 0.8%) and the margins ranged between 0.5% and 1.4% (2016 – 0.5% and 1.3%). The weighted average rate of interest, including the margin, was 2.2% at December 31, 2017 (2016 – 1.4%). Interest payments are made monthly.

The Company is subject to commitment fees ranging between 0.2% and 0.4% calculated on the undrawn amounts under the various facilities.

The Revolver loan payments are made in semi-annual payments commencing six or thirty-six months after delivery of the associated newbuilding containership for the secured facilities.  For one of our Revolvers, with a principal outstanding of $58,240,000, payment is due in full at maturity.

(b)	Term loan credit facilities:

As of December 31, 2017, the Company had 12 Term Loans available, which provided for aggregate borrowings of up to $1,301,616,000 (2016 – $1,600,085,000), of which $105,600,000 is undrawn (2016 – nil). One of the Term Loans has a revolving loan component that has been included in the Revolvers.

The Term Loans mature between December 2018 and January 2030.

Based on the Term Loans outstanding at December 31, 2017, the minimum repayments for the balances outstanding are as follows:

2018	$193,253
2019	101,205
2020	176,254
2021	244,836
2022	77,936
Thereafter	402,532
$1,196,016

For certain of our Term Loans with a total principal outstanding of $1,117,730,000 interest is calculated as one month, three month or six month LIBOR plus a margin per annum, depending on the interest period selected by the Company. At December 31, 2017, the one month, three month and six month LIBOR was 1.6%, 1.5% and 1.5%, respectively (2016 – 0.8%, 1.0% and 1.2%, respectively) and the margins ranged between 0.4% and 4.8% (2016 – 0.4% and 4.8%).

For certain of our Term Loans with a total principal outstanding of $78,288,000, interest is calculated based on the Export-Import Bank of Korea (KEXIM) plus 0.7% per annum.

The weighted average rate of interest, including the margin, was 3.6% at December 31, 2017 (2016 – 3.2%). Interest payments are made in monthly, quarterly or semi-annual payments.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

The Term Loan payments are made in quarterly or semi-annual payments commencing three, six or thirty-six months after delivery of the associated newbuilding containership or utilization date. For one of our Term Loans with a total principal outstanding of $29,200,000, payment is due on the third anniversary of the drawdown date.

For one of the Company’s term loan credit facilities, the Company initially obtained a waiver from the lender extending the grace period for securing acceptable replacement charters for two of the vessels to the fourth quarter of 2017. In September 2017, the Company received another waiver from the lender which extends the grace period for securing replacement charters to October 2020. If either of the vessels remains unemployed for a consecutive period of more than 90 days, then the waiver will be terminated. In addition, the Company prepaid $7,700,000 of the loan balance in September 2017.

For another one of the Company’s term loan credit facilities, the Company entered into a supplement to the loan agreement with the lender for the third vessel, extending the grace period for securing an acceptable replacement charter for the vessel to the fourth quarter of 2018. If an acceptable replacement charter is not secured by the fourth quarter of 2018, the loan may become due and payable. The Company is currently in discussions with the lender to amend the waiver.

(c)	Senior unsecured notes:

During 2014, the Company issued in a public offering, 13,800,000 senior unsecured notes due 2019 at a price of $25.00 per note for gross proceeds of $345,000,000 (the “2019 Notes”). The 2019 Notes will mature on April 30, 2019 and bear interest at a rate of 6.375% per annum payable quarterly. During 2017, the Company repurchased 282,985 of the 2019 Notes for $7,075,000.

On October 10, 2017, the Company issued, in a public offering, 3,200,000 senior unsecured notes due 2027 at a price of $25.00 per note for gross proceeds of $80,000,000 (the “2027 Notes”). The 2027 Notes will mature on October 30, 2027 and bear interest at a rate of 7.125% per annum, payable quarterly.

(d)	General:

The security for each of the Company’s current secured credit facilities includes:

•	A first priority mortgage on the collateral vessels funded by the related credit facility;
•	An assignment of the Company’s time charters and earnings related to the related collateral vessels;
•	An assignment of the insurance on each of the vessels that are subject to a related mortgage;
•	An assignment of the Company’s related shipbuilding contracts; and
•	A pledge of the related retention accounts.

The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances.  Under each of our credit facilities, in certain circumstances a prepayment may be required as a result of certain events, including the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a charter suitable to lenders within a period of time), termination of a shipbuilding contract or a change of control. The amount that must be prepaid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessels.  In these circumstances, valuations of our vessels are conducted on a “without charter” basis as required under the relevant credit facility agreement.

Each credit facility contains financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt to assets ratios, as defined. The Company is in compliance with these covenants at December 31, 2017.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

11.	Long-term obligations under capital lease:

	2017	2016
Long-term obligations under capital lease	$648,840	$498,784
Deferred financing fees	(9,912)	(11,565)
Long-term obligations under capital lease	638,928	487,219
Current portion	(43,912)	(27,824)
Long-term obligations under capital lease	$595,016	$459,395

The Company, through certain of its wholly-owned subsidiaries, has entered into non-recourse or limited recourse sale-leaseback arrangements with financial institutions to fund the construction of certain vessels under existing shipbuilding contracts.

Under these arrangements, the Company has agreed to transfer the vessels to the lessors and, commencing on the delivery date of the vessels by the shipyard, lease the vessels back from the lessor over the applicable lease term. In the arrangements where the shipbuilding contracts are novated to the lessors, the lessors assume responsibility for the remaining payments under the shipbuilding contracts.

The leases are accounted for as capital leases. The vessels are recorded as an asset and the lease obligations are recorded as a liability.

In certain of the arrangements, the lessors are companies whose only assets and operations are to hold the Company’s leases and vessels. The Company operates the vessels during the lease term and supervises the vessels’ construction before the lease term begins or is required to purchase the vessels from the lessor at the end of the lease term. As a result, the Company is considered to be the primary beneficiary of the lessors and consolidates the lessors for financial reporting purposes.  The terms of the leases are as follows:

(i)	COSCO Pride - 13100 TEU vessel:

Under this arrangement, the lessor has provided financing of $144,185,000.  The 12-year lease term began on June 29, 2011, which was the vessel’s delivery date. Lease payments include an interest component based on three month LIBOR plus a 2.6% margin.  At the end of the lease, the outstanding balance of up to $48,000,000 will be due and title of the vessel will transfer to the Company.

(ii)	COSCO Faith - 13100 TEU vessel:

Under this arrangement, the lessor has provided financing of $109,000,000. The 12-year lease term began on March 14, 2012, which was the vessel’s delivery date. Lease payments include an interest component based on three month LIBOR plus a 3.0% margin. At the end of the lease, the Company will have the option to purchase the vessel from the lessor for $1.

(iii)

In May 2016, the Company entered into arrangements with an Asian-based leasing company to provide $420,750,000 of financing for five 11000 TEU newbuilding vessels.  Under the arrangement, the Company will receive pre-delivery financing and at delivery will sell and lease the vessels back over a 17 year term.  At the end of the lease term, the Company is obligated to purchase the vessels at a pre-determined purchase price.  The Company is subject to 0.8% commitment fees calculated on the undrawn amounts. The lease financing bears interest at LIBOR plus a margin.

(iv)

In March 2015, the Company entered into financing arrangements with Asian special purpose companies to refinance three 4500 TEU containerships for total proceeds of $150,000,000.  Under the arrangements, the Company sold the vessels and is leasing the vessels back over a five year term.  At the end of the lease term, the Company is obligated to purchase the vessels at a pre-determined purchase price.

The weighted average rate of interest, including the margin, was 4.8% at December 31, 2017 (2016 – 4.5%).

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

As of December 31, 2017, the carrying value of the five vessels and one vessel under construction funded under these facilities was $602,695,000 (2016 – for five vessels and five vessels under construction $761,291,000).

Based on maximum amounts funded, payments due to the lessors for all ten vessels would be as follows:

2018	$55,860
2019	59,485
2020	147,930
2021	43,881
2022	44,337
Thereafter	334,697
686,190
Less amounts representing interest	(37,350)
$648,840

12.	Other long-term liabilities:

	2017	2016
Deferred gain on sale-leasebacks (a)	$203,737	$194,322
Other	19,284	21,897
Other long-term liabilities	223,021	216,219
Current portion	(23,635)	(21,115)
Other long-term liabilities	$199,386	$195,104

(a)	Deferred gain on sale-leasebacks:

In May 2017, the Company entered into a sale-leaseback transaction with Asian special purpose companies, or SPCs, for one 14000 TEU vessel, the YM Wind, for gross proceeds of $144,000,000.  Under the transaction, the Company sold the vessel to the SPCs and leased the vessel back from the SPCs over a term of 12 years, with an option to purchase the vessel at the 9.5 year anniversary for a pre-determined fair value purchase price. The sale of this vessel resulted in a deferred gain totaling approximately $31,611,000 which is being recorded as a reduction of the related operating lease expense over the 12 year lease term.

In March and May 2016, the Company entered into sale-leaseback transactions with Asian special purpose companies (“SPCs”), for one 10000 TEU vessel, the MOL Benefactor, and one 14000 TEU vessel, the YM Width. The sale-leaseback transactions provided total gross proceeds of $254,000,000 upon delivery of the vessels. Under the transactions, the Company sold the vessels to the SPCs and leased the vessels back from the SPCs over a term of 11 or 12 years, with an option to purchase the vessel at the nine year or nine year and six month anniversary of the lease for a pre-determined fair value purchase price.

In September 2016, the Company entered into a sale-leaseback transaction with SPCs for one 10000 TEU vessel, the Maersk Genoa, for gross proceeds of $100,000,000.  Under the transaction, the Company sold the vessel to the SPCs and leased the vessel back from the SPCs over a term of nine years, with an option to purchase the vessel at the end of the lease term for a pre-determined fair value purchase price.  If the purchase option is not exercised, the lease term may be extended for an additional two years, at the option of the SPCs.

The sale of these three vessels in 2016 resulted in a deferred gain totaling approximately $50,921,000 which is being recorded as a reduction of the related operating lease expense over the 11 or 12 year lease term.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

13.	Share capital:
(a)	Common shares:

In addition to Class A common shares, the Company has 25,000,000 Class B common shares and 100 Class C common shares authorized. As at December 31, 2017, there are no Class B or Class C common shares outstanding (2016 – nil).

The Company has a dividend reinvestment program (“DRIP”) that allows interested shareholders to reinvest all or a portion of cash dividends received on the Company’s common shares.  If new common shares are issued by the Company, the reinvestment price is equal to the average price of the Company’s common shares for the five days immediately prior to the reinvestment, less a discount. The discount rate is set by the Board of Directors and is currently 3%.  If common shares are purchased in the open market, the reinvestment price is equal to the average price per share paid.

In March 2017, the Company entered into an equity distribution agreement with sales agents under which the Company may, from time to time, issue Class A common shares in one or more at-the-market (“ATM”) offerings up to an aggregate of $75,000,000 in gross sales proceeds. At September 30, 2017, the Company had issued 11,800,000 Class A common shares under the ATM offerings for gross proceeds of $74,953,000. The ATM offering completed the authorized issuances under the equity distribution agreement.

In November 2017, the Company entered into a second equity distribution agreement under which the Company may, from time to time, issue Class A common shares in ATM offerings for up to an aggregate of $100,000,000. In November and December 2017, the Company issued a total of 6,750,000 Class A common shares under the ATM offerings for gross proceeds of $40,395,000.

(b)	Preferred shares:

As at December 31, 2017, the Company had the following preferred shares outstanding:

					Liquidation preference
	Shares		Dividend rate	Redemption by Company	December 31,	December 31,
Series	Authorized	Issued	per annum	permitted on or after	2017	2016
A	315,000	—	—	—	$—	$—
B	260,000	—	—	—	—	—
C	40,000,000	—	—	—	—	—
D	20,000,000	5,030,864	7.95%	January 30, 2018(1)	125,772	124,526
E	15,000,000	5,415,937	8.25%	February 13, 2019(1)	135,398	134,265
F	20,000,000	5,600,000	6.95%	Note (2)	140,000	140,000
G	15,000,000	7,800,800	8.20%	June 16, 2021(1)	195,020	195,000
H	15,000,000	9,025,105	7.875%	August 11, 2021(1)	225,628	225,000
R	1,000,000	—	—	—	—	—

(1)

Redeemable by the Company, in whole or in part, at a redemption price of $25.00 per share plus unpaid dividends. The preferred shares are not convertible into common shares and are not redeemable by the holder.

(2)

The Series F preferred shares can be converted to Class A common shares at a conversion price of $18.00 per share.  The dividend rate was initially set at 6.95%, and increased to 10.5% on January 1, 2018 as the Company did not acquire all of the membership interests in GCI or all or substantially all of the assets of GCI by December 31, 2017.  The Company has the right to call the Series F preferred shares at par plus any accumulated and unpaid dividends any time after the dividend increases above 6.95%

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

Preferred share repurchase plans

In June 2017, the Company entered into a preferred share repurchase plan for up to $10,000,000 of its Series D, E, G and H preferred shares, which expired in December 2017. The Company did not make any repurchases during the year ended December 31, 2017.

In 2015, the Company’s board of directors authorized the repurchase of up to $150,000,000 of its Series C preferred shares and up to $25,000,000 of each of its Series D and Series E preferred shares.

In September 2015, the Company entered into Rule 10b5-1 repurchase plans for up to $75,000,000 of its Series C preferred shares, and up to $7,500,000 for each of its Series D and Series E preferred shares.  The share repurchase plans for the preferred shares expired in December 2015.

During the year ended December 31, 2015, the Company repurchased 303,757 Series C, 123,971 Series D and 29,400 Series E preferred shares for a total of approximately $7,660,000, $2,929,000 and $694,000, respectively, via the repurchase plans.

During the year ended December 31, 2015, the Company also repurchased 40,000 of its 9.5% Series C preferred shares at $25.50 per share for a total of approximately $1,020,000 in the open market.

At-the-market offering of preferred shares

In November 2016, the Company entered into an equity distribution agreement with a sales agent under which the Company may, from time to time, issue Series D, Series E, Series G and Series H preferred shares in one or more ATM offerings up to an aggregate of $150,000,000 in gross sales proceeds.

During the year ended December 31, 2017, the Company issued an aggregate of 121,077 of its Series D, E, G, and H preferred shares in a follow-on public offering for gross proceeds of $2,957,000.

The preferred shares are subject to certain financial covenants and the Company is in compliance with these covenants at December 31, 2017.

14.	Earnings per share:
(a)	Earnings per share computation:

The Company applies the if-converted method to determine the EPS impact for the convertible Series F preferred shares for those periods prior to the conversion of the shares. The following is a reconciliation of the numerator and denominator used in the basic and diluted EPS computations.

	Earnings	Shares	Per share
For the year ended December 31, 2017	(numerator)	(denominator)	amount
Net earnings	$175,237
Less preferred share dividends:
Series D	(9,925)
Series E	(11,100)
Series F	(9,730)
Series G	(15,990)
Series H	(17,731)
Basic EPS:
Earnings attributable to common shareholders	$110,761	117,524,000	$0.94
Effect of dilutive securities:
Share-based compensation	—	81,400
Diluted EPS:
Earnings attributable to common shareholders(1)	$110,761	117,605,400	$0.94

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

	Earnings	Shares	Per share
For the year ended December 31, 2016	(numerator)	(denominator)	amount
Net loss	$(139,039)
Less preferred share dividends:
Series C	(14,420)
Series D	(9,900)
Series E	(11,077)
Series F	(6,055)
Series G	(7,404)
Series H	(6,841)
Basic EPS:
Loss attributable to common shareholders	$(194,736)	102,869,000	$(1.89)
Effect of dilutive securities:
Share-based compensation	—	—
Diluted EPS(1):
Loss attributable to common shareholders	$(194,736)	102,869,000	$(1.89)

	Earnings	Shares	Per share
For the year ended December 31, 2015	(numerator)	(denominator)	amount
Net earnings	$199,391
Less preferred share dividends:
Series C	(33,537)
Series D	(10,086)
Series E	(11,121)
Series C preferred share repurchases	(100)
Basic EPS:
Earnings attributable to common shareholders	$144,547	99,217,000	$1.46
Effect of dilutive securities:
Share-based compensation	—	61,000
Diluted EPS:
Earnings attributable to common shareholders	$144,547	99,278,000	$1.46

(1)	The unexercised share-based compensation awards and convertible Series F preferred shares are not included in the computation of diluted EPS if their effects are anti-dilutive for the year.

15.	Share-based compensation:

In December 2005, the Company’s Board of Directors adopted the Seaspan Corporation Stock Incentive Plan (the “Plan”), under which our officers, employees and directors may be granted options, restricted shares, phantom shares, and other stock-based awards as may be determined by the Company’s Board of Directors. In December 2015, the Plan, which is administered by the Company’s Board of Directors, was amended to increase the total shares of common stock reserved for issuance under the Plan to 3,000,000. The Plan was also amended to an indefinite term from the date of its adoption. In December 2017, the Plan was further amended to increase the total shares of common stock reserved for issuance under the Plan to 5,000,000. At December 31, 2017, there are 2,952,896 (2016 – 1,253,635) remaining shares left for issuance under this Plan.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

A summary of the Company’s outstanding restricted shares, phantom share units, SARs and restricted stock units as of December 31, 2017 is presented below:

	Restricted shares		Phantom share units		Stock appreciation rights		Restricted stock units
	Number	W.A. grant	Number	W.A. grant	Number of	W.A. grant	Number	W.A. grant
	of shares	date FV	of units	date FV	SARs	date FV	of units	date FV
December 31, 2014	43,936	$22.57	707,000	$14.77	5,879,416	$2.30	35,076	$23.03
Granted	51,368	18.39	100,000	18.24	—	—	38,142	20.21
Vested	(45,924)	22.39	—	—	—	—	(35,195)	22.01
Exchanged	—	—	(110,000)	16.21	—	—	—	—
Cancelled	(4,433)	18.39	(49,999)	19.66	(2,605)	3.65	(5,195)	21.86
December 31, 2015	44,947	18.39	647,001	14.73	5,876,811	2.30	32,828	21.03
Granted	56,861	15.48	60,000	18.84	—	—	528,232	16.57
Vested	(44,947)	18.39	—	—	—	—	(37,374)	18.56
Exchanged	—	—	(70,000)	19.91	—	—	—	—
Expired	—	—	—	—	(3,438,614)	2.26	—	—
Cancelled	—	—	—	—	—	—	(299)	20.21
December 31, 2016	56,861	15.48	637,001	14.55	2,438,197	2.29	523,387	16.71
Granted	107,270	8.97	90,000	6.85	—	—	88,293	5.93
Vested	(56,861)	15.48	—	—	—	—	(537,216)	16.16
Expired	—	—	—	—	(1,929,260)	2.00	—	—
Cancelled	(12,737)	9.53	—	—	(22,963)	3.40	(3,280)	9.16
December 31, 2017	94,533	$8.89	727,001	$13.60	485,974	$3.40	71,184	$7.80

At December 31, 2017, there was $4,178,000 (2016 – $14,527,000) of total unamortized compensation costs relating to unvested share-based compensation awards which are expected to be recognized over a weighted average period of 19 months.

In July 2017, the chief executive officer’s (the “CEO”) employment agreement was amended in connection with his announced retirement to provide, among other things, that (i) the CEO will continue with the Company until December 31, 2017, (ii) any remaining transaction fees for transactions entered in to prior to April 9, 2017 will be paid solely in Class A common shares, (iii) upon the CEO’s retirement on December 31, 2017, the unvested portion of restricted stock units granted in May 2016 fully vested and the Company agreed to issue to the CEO 200,000 Class A common shares in exchange for the cancellation of his outstanding performance stock units granted in May 2016. Gerry Wang retired as CEO and Director of the Company effective November 3, 2017, but remained an employee until December 31, 2017.

During the year ended December 31, 2017, the Company amortized $10,400,000 (2016 – $6,228,000; 2015 – $3,928,000) in compensation cost related to the above share-based compensation awards.

In July 2017, 1,000,000 fully vested Class A common shares were granted to the Company’s chairman of the board (the “Chairman”). In addition, in August 2017, the Chairman purchased 1,000,000 Class A common shares for $6.00 per share. As a result of these transactions, the Company recognized $6,920,000 in share-based compensation expense for the year ended December 31, 2017.

(a)	Restricted shares and phantom share units:

Class A common shares are issued on a one for one basis in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years.  During 2017, the total fair value of restricted shares vested was $880,000 (2016 – $827,000; 2015 – $1,028,000) and the total fair value of shares cancelled was $121,000 (2016 – nil; 2015 – $82,000).

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At December 31, 2017, 587,001 (2016 – 537,001) of the outstanding phantom share units were vested and available for exchange by the holder.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

(b)	Restricted stock units:

Under the Company’s Cash and Share Bonus Plan, the Company grants restricted stock units to eligible participants. The restricted stock units generally vest over three years, in equal one-third amounts on each anniversary date of the date of the grant. The restricted stock units are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized over the three-year vesting period. Upon vesting of the restricted stock units, the participant will receive Class A common shares.

In May 2016, 479,714 restricted stock units were granted to the Company’s chief executive officer. In December 2017, the unvested portion of restricted stock units granted in May 2016 fully vested.

(c)	Performance stock units:

In May 2016, 786,147 performance stock units were granted to the Company’s chief executive officer.  The weighted average grant date fair value was $10.23 per unit. Upon the CEO’s retirement the Company agreed to issue him 200,000 Class A common shares in exchange for the cancellation of his outstanding performance stock units granted in May 2016. These shares were issued in January 2018.

(d)	Other share-based awards:

During 2017, the Company incurred $2,262,000 (2016 – $6,317,000; 2015 – $9,506,000) in transaction fees that were capitalized to vessels of which $2,231,000 (2016 – $3,159,000; 2015 – $4,753,000) were paid in Class A common shares.

During 2017, the Company incurred $1,872,000 (2016 – $7,598,000; 2015 – $8,627,000) in arrangement fees that were primarily capitalized to deferred financing fees all of which (2016 – $3,799,000; 2015 – $4,314,000) were paid in Class A common shares. In April 2017, the agreement governing the arrangement fees was terminated. Pursuant to the termination of the agreement, the Company will pay arrangement fees for any financings in process as at April 10, 2017 and completed prior to December 31, 2017. The Company paid a termination fee of $6,250,000 with 945,537 of its common shares which is included in Other expenses.

The Company amortized nil (2016 – $600,000; 2015 – $600,000) in share-based compensation expenses related to the accrued portion of performance based bonuses that may be settled in stock-based awards in future periods. The number of shares issued under each of these arrangements is based on volume weighted average share prices as defined in the underlying agreements.

16.	Other information:
(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	2017	2016
Due to related parties (note 4)	$1,386	$4,175
Accrued interest	14,614	16,270
Accounts payable and other accrued liabilities	47,220	41,712
	$63,220	$62,157

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

(b)	Supplemental cash flow information:

	2017	2016	2015
Interest paid on debt	$111,180	$109,272	$97,724
Interest received	6,829	8,041	10,853
Undrawn credit facility fee paid	2,444	2,856	2,865
Non-cash transactions:
Dividend reinvestment	21,785	4,359	38,862
Arrangement and transaction fees (note 15)	4,199	6,393	9,191
Acquisition of time charters through novation from GCI (note 4(c))	—	16,200	—
Recognition of fair value of bareboat charters (note 4(c))	—	16,200	—
Acquisition of GCI Subsidiaries through settlement of loans to affiliate	—	107,500	—
Capital contribution through settlement of loans to affiliate	6,667	—	19,444
Long-term debt for vessels under construction	—	—	77,625
Offset of swaption against swap liability termination	10,852	—	—
Repayment of debt from sale-leaseback transaction proceeds	53,247	—	—

17.	Commitments and contingent obligations:
(a)	As of December 31, 2017, the minimum future revenues to be received on committed time charter party agreements and interest income from direct financing leases are approximately:

2018	$820,024
2019	786,370
2020	746,188
2021	659,759
2022	546,401
Thereafter	917,854
$4,476,596

The minimum future revenues are based on 100% utilization, relate to committed time charter party agreements currently in effect and assume no renewals or extensions.

(b)	As of December 31, 2017, based on the contractual delivery dates, the Company has outstanding commitments of $140,600,000 in 2018 for installment payments for vessels under construction.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

(c)

As of December 31, 2017, the commitment under operating leases for vessels is $1,391,024,000 for 2018 to 2029 and office space is $10,079,000 for 2017 to 2024.  Total commitments under these leases are as follows:

2018	$150,787
2019	151,222
2020	151,453
2021	151,946
2022	146,920
Thereafter	648,775
$1,401,103

18.	Concentrations:

The Company’s revenue is derived from the following customers:

	2017	2016	2015
COSCON(1)	$304,457	$301,655	$298,658
Yang Ming	141,518	121,576	51,899
MOL	123,333	117,891	105,676
CSCL Asia(1)	83,223	123,151	125,900
K-Line	76,335	75,862	74,542
Hapag-Lloyd	26,770	69,661	98,811
Other	75,688	68,109	63,538
	$831,324	$877,905	$819,024

(1)	While the Company continues to charter the vessels to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping business in March 2016.

19.	Financial instruments:
(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, loans to affiliate and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity.  As of December 31, 2017, the fair value of the Company’s Revolving and Term loan credit facilities, excluding deferred financing fees, is $1,940,215,000 (2016 – $2,418,586,000) and the carrying value is $2,050,137,000 (2016 – $2,558,389,000).  As of December 31, 2017, the fair value of the Company’s long-term obligations under capital lease, excluding deferred financing fees, is $653,007,000 (2016 – $498,357,000) and the carrying value is $648,840,000 (2016 – $498,784,000). The fair value of the Revolving credit facilities, Term loan credit facilities and long-term obligations under capital lease, excluding deferred financing fees, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company.  Therefore, the Company has categorized the fair value of these financial instruments as Level 3 in the fair value hierarchy.

As of December 31, 2017, the fair value of the Company’s senior unsecured notes is $423,184,000 (2016 – $347,898,000) and the carrying value is $417,925,000 (2016 – $345,000,000).  The fair value of senior unsecured notes is calculated based on a quoted price that is readily and regularly available in an active market.  Therefore, the Company has categorized the fair value of these financial instruments as Level 1 in the fair value hierarchy.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

In 2016 the Company’s vessels held for use with a carrying amount of $619,521,000 were written down to their fair value of $334,326,000 resulting in a non-cash impairment charge of $285,195,000 which was included in earnings for the year ended December 31, 2016.  The estimated fair value, measured on a non-recurring basis, of the Company’s vessels held for use is calculated based on discounted cash flows using inputs, other than quoted prices in active markets, that are observable either directly or indirectly.  Therefore the Company has categorized the fair value of the vessels as Level 2 in the fair value hierarchy.

(b)	Interest rate derivative financial instruments:

The Company uses interest rate derivative financial instruments, consisting of interest rate swaps and interest rate swaptions, to manage its interest rate risk associated with its variable rate debt.  Prior to 2008, the Company applied hedge accounting to certain of its interest rate swaps. In 2008, the Company voluntarily de-designated all such interest rate swaps as accounting hedges such that the Company no longer applies hedge accounting. The amounts in accumulated other comprehensive loss related to the interest rate swaps to which hedge accounting was previously applied are recognized in earnings when and where the related interest is recognized in earnings.  If interest rates remain at their current levels, the Company expects that $38,721,000 would be settled in cash in the next 12 months on instruments maturing after December 31, 2017.  The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

As of December 31, 2017, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of December 31, 2017	Maximum notional amount(1)	Effective date	Ending date
5.8700%	$594,069	$594,069	August 31, 2017	November 28, 2025	(2)
5.4200%	390,011	390,011	September 6, 2007	May 31, 2024
5.6000%	135,200	135,200	June 23, 2010	December 23, 2021	(3)
(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional over the remaining term of the swap.
(2)	Swap counterparty has an early termination right in August 2019 which may require us to settle the swap at the early termination date.
(3)	Prospectively de-designated as an accounting hedge in 2008

In March, 2017, the Company offset an asset of $11,300,000 resulting from the restructuring of two swaption agreements in 2016 against the early termination of the 5.26% swap.

During the year ended December 31, 2017, the Company paid $8,107,000 (2016 - $31,211,000) related to swap terminations.

(c)	Fair value of asset and liability derivatives:

	2017	2016
Fair value of financial instruments asset	$—	$11,338
Fair value of financial instruments liability	168,860	230,764

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

There are no amounts subject to the master netting arrangements in 2017 and 2016.

The following table provides information about losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	2017	2016	2015
Loss on derivatives recognized in net earnings:
Change in fair value of financial instruments	$(12,631)	$(29,118)	$(54,576)
Loss reclassified from AOCL to net earnings(1)
Interest expense	$(1,927)	$(3,407)	$(3,319)
Depreciation and amortization	(932)	(966)	(1,078)

(1)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges.  The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next twelve months is approximately $1,433,000.

20.	Guarantor financial information:

 In February 2018, the Company issued to certain affiliates of Fairfax Financial Holdings Ltd. (“Fairfax”), in a private placement, $250,000,000 aggregate principal of 5.50% senior notes due 2025 (“Fairfax Notes”) and warrants (“Fairfax Warrants”) to purchase 38,461,539 of the Company’s Class A common shares for an aggregate issue price of $250,000,000. The Fairfax Notes are guaranteed by the following wholly owned subsidiaries of the Company, each a “Guarantor”:

•	Seaspan 140 Ltd.
•	Seaspan Holding 140 Ltd.
•	Seaspan (Asia) Corporation
•	Seaspan Containership 2180 Ltd.
•	Seaspan Containership 2181 Ltd.
•	Seaspan Holdco I Ltd.
•	Seaspan Holdco II Ltd.
•	Seaspan Holdco III Ltd.
•	Seaspan Holdco IV Ltd.
•	Seaspan Investment I Ltd.
•	Seaspan Ship Management Ltd.
•	Seaspan Crew Management Ltd.
•	Seaspan Management Services Limited
•	Seaspan Advisory Services Limited

The guarantees are full and unconditional and joint and several, subject to certain customary release provisions including (1) the sale, exchange or transfer of a Guarantor in accordance with the terms of the Fairfax Notes (2) upon the legal defeasance or covenant defeasance or discharge of obligations under the Fairfax Notes and (3) merger or consolidation of a Guarantor with Seaspan Corporation or another Guarantor   For the purposes of the following footnote, Seaspan Corporation is referred to as “Issuer”.  The following supplemental combining and condensed

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

consolidating financial information reflects the Issuer’s separate account, the combined accounts of the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries, the combining and consolidating adjustments and eliminations and the Issuer’s consolidated accounts for the dates and periods indicated.  For purposes of the following combining and consolidating information, the Issuer’s investment in its subsidiaries and the Guarantor subsidiaries’ investments in their subsidiaries include their proportionate interest in the net assets of the subsidiaries.

The following tables presents consolidated financial information related to the guarantees of the Fairfax Notes:

	2017
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$146,328	$77,712	$29,136	$—	$253,176
Short-term investments	—	104	—	—	104
Accounts receivable	37,303	25,347	—	(50,972)	11,678
Loans to affiliate	36,100	—	—	—	36,100
Prepaid expenses	29,037	30,348	938	(15,454)	44,869
Gross investment in lease	35,478	—	—	—	35,478
Fair value of financial instruments	—	—	—	—	—
	284,246	133,511	30,074	(66,426)	381,405
Vessels	3,918,672	286,342	332,202	—	4,537,216
Deferred charges	58,397	1,889	1,734	—	62,020
Gross investment in lease	687,896	—	—	—	687,896
Goodwill	—	—	—	75,321	75,321
Intercompany AP/AR	(11,594)	11,189	405	—	—
Investment in subsidiary	474,713	59,902	—	(534,615)	—
Other assets	57,757	79,574	7,370	(10,417)	134,284
	$5,470,087	$572,407	$371,785	$(536,137)	$5,878,142
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$35,307	$75,125	$2,789	$(50,001)	$63,220
Current portion of deferred revenue	54,578	16,104	140	(15,455)	55,367
Current portion of long-term debt	239,858	—	17,942	—	257,800
Current portion of long-term obligations under capital lease	28,534	15,378	—	—	43,912
Current portion of other long-term liabilities	23,635	—	—	—	23,635
Fair value of financial instruments	—	—	—	—	—
	381,912	106,607	20,871	(65,456)	443,934
Deferred revenue	327,641	1,040	—	—	328,681
Long-term debt	2,001,504	—	191,329	—	2,192,833
Long-term obligations under capital lease	445,279	149,737	—	—	595,016
Other long-term liabilities	195,459	15,273	—	(11,346)	199,386
Fair value of financial instruments	168,860	—	—	—	168,860
Shareholders’ equity:
Share capital:
Preferred shares; $0.01 par value; 150,000,000 shares authorized; 32,872,706 shares issued and outstanding (2016 – 32,751,629)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 131,664,101 shares issued and outstanding (2016 – 105,722,646)	1,646	41,789	33,299	(75,088)	1,646
Treasury shares	(377)	—	—	—	(377)
Additional paid in capital	2,752,988	158,418	109,488	(267,906)	2,752,988
Deficit	(781,137)	99,543	16,798	(116,341)	(781,137)
Accumulated other comprehensive loss	(23,688)	—	—	—	(23,688)
	1,949,432	299,750	159,585	(459,335)	1,949,432
	$5,470,087	$572,407	$371,785	$(536,137)	$5,878,142

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

	2016
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$287,301	$58,645	$21,955	$—	$367,901
Short-term investments	—	411	—	—	411
Accounts receivable	25,401	19,671	491	(14,770)	30,793
Loans to affiliate	62,414	—	—	—	62,414
Prepaid expenses	20,367	32,442	1,926	(17,483)	37,252
Gross investment in lease	—	—	—	—	—
Fair value of financial instruments	11,277	61	—	—	11,338
	406,760	111,230	24,372	(32,253)	510,109
Vessels	4,228,086	312,946	342,817	—	4,883,849
Deferred charges	64,381	2,525	1,193	—	68,099
Gross investment in lease	—	—	—	—	—
Goodwill	—	—	—	75,321	75,321
Intercompany AP/AR	36,483	(19,019)	(17,464)	—	—
Investment in subsidiary	402,513	52,973	—	(455,486)	—
Other assets	60,867	62,434	7,361	(10,211)	120,451
	$5,199,090	$523,089	$358,279	$(422,629)	$5,657,829
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$27,277	$44,806	$3,874	$(13,800)	$62,157
Current portion of deferred revenue	26,507	18,783	372	(17,483)	28,179
Current portion of long-term debt	297,872	—	16,945	—	314,817
Current portion of long-term obligations under capital lease	13,321	14,503	—	—	27,824
Current portion of other long-term liabilities	21,115	—	—	—	21,115
Fair value of financial instruments	30,746	6	—	—	30,752
	416,838	78,098	21,191	(31,283)	484,844
Deferred revenue	—	1,528	—	—	1,528
Long-term debt	2,353,420	—	216,277	—	2,569,697
Long-term obligations under capital lease	293,066	166,329	—	—	459,395
Other long-term liabilities	188,505	17,738	—	(11,139)	195,104
Fair value of financial instruments	200,012	—	—	—	200,012
Shareholders’ equity:
Share capital:
Preferred shares; $0.01 par value; 150,000,000 shares authorized; 32,872,706 shares issued and outstanding (2016 – 32,751,629)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 131,664,101 shares issued and outstanding (2016 – 105,722,646)	1,385	41,789	33,299	(75,088)	1,385
Treasury shares	(367)	—	—	—	(367)
Additional paid in capital	2,580,274	151,752	67,977	(219,729)	2,580,274
Deficit	(807,496)	65,855	19,535	(85,390)	(807,496)
Accumulated other comprehensive loss	(26,547)	—	—	—	(26,547)
	1,747,249	259,396	120,811	(380,207)	1,747,249
	$5,199,090	$523,089	$358,279	$(422,629)	$5,657,829

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

	2017
	Parent Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Revenue	$797,317	$237,056	$45,086	$(248,135)	$831,324
Operating expenses:
Ship operating	211,966	180,349	10,864	(219,263)	183,916
Cost of services, supervision fees	—	1,300	—	—	1,300
Depreciation and amortization	173,464	13,317	13,157	—	199,938
General and administrative	52,742	16,115	106	(28,872)	40,091
Operating leases	98,175	5,046	12,323	—	115,544
Loss (gain) on disposals	(1)	(13,603)	—	—	(13,604)
Expenses related to customer bankruptcy	472	—	541	—	1,013
Vessel impairments	—	—	—	—	—
	536,818	202,524	36,991	(248,135)	528,198
Operating earnings	260,499	34,532	8,095	—	303,126
Other expenses (income):
Interest expense and amortization of deferred financing fees	97,762	7,795	10,832	—	116,389
Interest income	(4,146)	(412)	—	—	(4,558)
Undrawn credit facility fees	2,173	—	—	—	2,173
Refinancing expenses	—	—	—	—	—
Change in fair value of financial instruments	11,894	737	—	—	12,631
Equity income on investment	(29,013)	(12,761)	—	35,939	(5,835)
Other expense (income)	6,592	497	—	—	7,089
	85,262	(4,144)	10,832	35,939	127,889
Net earnings (loss)	$175,237	$38,676	$(2,737)	$(35,939)	$175,237

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

	2016
	Parent Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Revenue	$835,851	$250,606	$50,969	$(259,521)	$877,905
Operating expenses:
Ship operating	229,439	185,750	9,967	(232,829)	192,327
Cost of services, supervision fees	—	7,390	—	—	7,390
Depreciation and amortization	188,816	14,172	13,110	—	216,098
General and administrative	42,507	16,189	114	(26,692)	32,118
Operating leases	74,175	4,780	6,955	—	85,910
Loss (gain) on disposals	31,876	—	—	—	31,876
Expenses related to customer bankruptcy	7,342	—	12,390	—	19,732
Vessel impairments	285,195	—	—	—	285,195
	859,350	228,281	42,536	(259,521)	870,646
Operating earnings	(23,499)	22,325	8,433	—	7,259
Other expenses (income):
Interest expense and amortization of deferred financing fees	101,009	7,583	11,290	—	119,882
Interest income	(8,273)	(179)	(3)	—	(8,455)
Undrawn credit facility fees	2,673	—	—	—	2,673
Refinancing expenses	1,962	—	—	—	1,962
Change in fair value of financial instruments	28,616	502	—	—	29,118
Equity income on investment	(11,176)	(5,500)	—	16,488	(188)
Other expense (income)	729	578	—	(1)	1,306
	115,540	2,984	11,287	16,487	146,298
Net earnings (loss)	$(139,039)	$19,341	$(2,854)	$(16,487)	$(139,039)

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

	2015
	Parent Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Revenue	$766,978	$253,095	$67,308	$(268,357)	$819,024
Operating expenses:
Ship operating	230,041	187,621	10,458	(234,284)	193,836
Cost of services, supervision fees	—	1,950	—	—	1,950
Depreciation and amortization	176,686	13,291	14,885	—	204,862
General and administrative	44,050	17,277	84	(34,073)	27,338
Operating leases	35,739	4,531	—	—	40,270
Loss (gain) on disposals	—	—	—	—	—
Expenses related to customer bankruptcy	—	—	—	—	—
Vessel impairments	—	—	—	—	—
	486,516	224,670	25,427	(268,357)	468,256
Operating earnings	280,462	28,425	41,881	—	350,768
Other expenses (income):
Interest expense and amortization of deferred financing fees	88,285	7,499	12,909	—	108,693
Interest income	(10,849)	(166)	(11)	—	(11,026)
Undrawn credit facility fees	3,100	—	—	—	3,100
Refinancing expenses	5,120	—	650	—	5,770
Change in fair value of financial instruments	50,358	4,218	—	—	54,576
Equity income on investment	(48,342)	(12,865)	—	56,100	(5,107)
Other expense (income)	(6,601)	1,972	—	—	(4,629)
	81,071	658	13,548	56,100	151,377
Net earnings (loss)	$199,391	$27,767	$28,333	$(56,100)	$199,391

	2017
	Parent Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Net earnings (loss)	$175,237	$38,676	$(2,737)	$(35,939)	$175,237
Other comprehensive income:
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments	2,859	—	—	—	2,859
Comprehensive income (loss)	$178,096	$38,676	$(2,737)	$(35,939)	$178,096

	2016
	Parent Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Net earnings (loss)	$(139,039)	$19,341	$(2,854)	$(16,487)	$(139,039)
Other comprehensive income:
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments	4,373	—	—	—	4,373
Comprehensive income (loss)	$(134,666)	$19,341	$(2,854)	$(16,487)	$(134,666)

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

	2015
	Parent Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Net earnings (loss)	$199,391	$27,767	$28,333	$(56,100)	$199,391
Other comprehensive income:
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments	4,397	—	—	—	4,397
Comprehensive income (loss)	$203,788	$27,767	$28,333	$(56,100)	$203,788

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

	2017
	Parent Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Cash from (used in):
Operating activities:
Net earnings (loss)	$175,237	$38,676	$(2,737)	$(35,939)	$175,237
Items not involving cash:
Depreciation and amortization	173,464	13,317	13,157	—	199,938
Share-based compensation	17,526	—	—	—	17,526
Amortization of deferred financing fees	11,899	—	—	—	11,899
Amounts reclassified from other comprehensive loss to interest expense	1,927	—	—	—	1,927
Unrealized change in fair value of financial instruments	(44,115)	55	—	—	(44,060)
Equity income on investment	(29,013)	(12,761)	—	35,939	(5,835)
Refinancing expenses and recoveries	—	—	—	—	—
Operating leases	(22,589)	—	—	—	(22,589)
Vessel impairments	—	—	—	—	—
Expenses related to customer bankruptcy	—	—	—	—	—
(Gain) loss on disposals	(1)	(13,603)	—	—	(13,604)
Other income	—	—	—	—	—
Other	6,239	656	—	(205)	6,690
Changes in assets and liabilities:
Accounts receivable	(11,902)	(8,206)	491	36,201	16,584
Lease receivable	8,141	—	—	—	8,141
Prepaid expenses	(8,670)	(1,511)	987	(2,029)	(11,223)
Other assets and deferred charges	(3,263)	35	(969)	(1)	(4,198)
Accounts payable and accrued liabilities	11,910	27,645	(1,085)	(36,200)	2,270
Deferred revenue	(6,006)	(3,166)	(233)	2,028	(7,377)
Fair value of financial instruments	(8,108)	—	—	1	(8,107)
Intercompany Accounts Payable and Accounts Receivable	43,128	(30,246)	(17,869)	4,987	—
Cash from operating activities	315,804	10,891	(8,258)	4,782	323,219
Financing activities:
Preferred shares issued, net of issuance costs	2,690	—	—	—	2,690
Common shares issued, net of issuance costs	118,966	—	—	—	118,966
Draws on credit facilities	—	—	—	—	—
Senior unsecured notes issued	80,000	—	—	—	80,000
Repayment of credit facilities	(430,271)	—	(24,734)	—	(455,005)
Draws on long-term obligations under capital lease	176,254	—	—	—	176,254
Repayment of long-term obligations under capital lease	(9,649)	(16,549)	—	—	(26,198)
Common shares repurchased, including related expenses	—	—	—	—	—
Preferred shares redeemed, including related expenses	—	—	—	—	—
Preferred shares repurchased, including related expenses	—	—	—	—	—
Senior unsecured notes repurchased, including related expenses	(7,075)	—	—	—	(7,075)
Financing fees	(9,840)	832	784	(2)	(8,226)
Dividends on common shares	(61,830)	(4,950)	—	4,950	(61,830)
Dividends on preferred shares	(64,416)	—	—	—	(64,416)
Proceeds from sale-leaseback of vessels	90,753	—	—	—	90,753
Advances from related parties	—	6,667	41,510	(48,177)	—
Cash from (used in) financing activities	(114,418)	(14,000)	17,560	(43,229)	(154,087)
Investing activities:
Expenditures for vessels	(329,328)	(7,076)	(2,114)	—	(338,518)
Short-term investments	—	307	—	—	307
Net proceeds from vessel disposals	—	37,091	—	—	37,091
Proceeds from sale of leased vessels	—	—	—	—	—
Restricted cash	(1)	—	—	—	(1)
Loans to affiliate	(2,677)	—	—	—	(2,677)
Repayment of loans to affiliate	25,103	(2,778)	—	—	22,325
Other assets	2,782	(5,365)	(7)	206	(2,384)
Dividends received from subsidiary	4,950	—	—	(4,950)	—
Capital contribution in subsidiary	(43,188)	(3)	—	43,191	—
Advances to related parties	—	—	—	—	—
Cash used in investing activities	(342,359)	22,176	(2,121)	38,447	(283,857)
Increase (decrease) in cash and cash equivalents	(140,973)	19,067	7,181	—	(114,725)
Cash and cash equivalents, beginning of year	287,301	58,645	21,955	—	367,901
Cash and cash equivalents, end of year	$146,328	$77,712	$29,136	$—	$253,176

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

	2016
	Parent Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Cash from (used in):
Operating activities:
Net earnings (loss)	$(139,039)	$19,341	$(2,854)	$(16,487)	$(139,039)
Items not involving cash:
Depreciation and amortization	188,816	14,172	13,110	—	216,098
Share-based compensation	6,378	—	—	—	6,378
Amortization of deferred financing fees	14,181	—	—	—	14,181
Amounts reclassified from other comprehensive loss to interest expense	3,407	—	—	—	3,407
Unrealized change in fair value of financial instruments	(52,684)	(1,314)	—	—	(53,998)
Equity income on investment	(11,176)	(5,500)	—	16,488	(188)
Refinancing expenses and recoveries	1,677	—	—	—	1,677
Operating leases	(19,003)	—	—	—	(19,003)
Vessel impairments	285,195	—	—	—	285,195
Expenses related to customer bankruptcy	6,537	—	12,346	—	18,883
(Gain) loss on disposals	31,876	—	—	—	31,876
Other income	—	—	—	—	—
Other	12,228	12,045	—	(24,239)	34
Changes in assets and liabilities:
Accounts receivable	(2,734)	7,928	(8,001)	(18,904)	(21,711)
Lease receivable	17,783	—	—	—	17,783
Prepaid expenses	(4,527)	9,651	(1,016)	(2,000)	2,108
Other assets and deferred charges	(12,999)	(3,051)	(1,418)	—	(17,468)
Accounts payable and accrued liabilities	(13,082)	(21,194)	1,899	23,684	(8,693)
Deferred revenue	10,808	(8,403)	372	2,001	4,778
Fair value of financial instruments	(32,471)	—	—	1,260	(31,211)
Intercompany Accounts Payable and Accounts Receivable	(22,391)	21,342	19,273	(18,224)	—
Cash from operating activities	268,780	45,017	33,711	(36,421)	311,087
Financing activities:
Preferred shares issued, net of issuance costs	541,694	—	—	—	541,694
Common shares issued, net of issuance costs	95,978	—	—	—	95,978
Draws on credit facilities	220,485	—	—	—	220,485
Senior unsecured notes issued	—	—	—	—	—
Repayment of credit facilities	(673,128)	—	(31,162)	(1)	(704,291)
Draws on long-term obligations under capital lease	180,750	—	—	—	180,750
Repayment of long-term obligations under capital lease	(9,182)	(15,550)	—	(1)	(24,733)
Common shares repurchased, including related expenses	(8,269)	—	—	—	(8,269)
Preferred shares redeemed, including related expenses	(333,074)	—	—	—	(333,074)
Preferred shares repurchased, including related expenses	—	—	—	—	—
Senior unsecured notes repurchased, including related expenses	—	—	—	—	—
Financing fees	(14,912)	975	945	—	(12,992)
Dividends on common shares	(148,555)	(23,100)	(19,366)	42,465	(148,556)
Dividends on preferred shares	(54,085)	—	—	—	(54,085)
Proceeds from sale-leaseback of vessels	354,000	—	—	—	354,000
Advances from related parties	—	—	—	—	—
Cash from (used in) financing activities	151,702	(37,675)	(49,583)	42,463	106,907
Investing activities:
Expenditures for vessels	(324,962)	(17,891)	(699)	—	(343,552)
Short-term investments	7	2,997	—	—	3,004
Net proceeds from vessel disposals	12,078	—	—	—	12,078
Proceeds from sale of leased vessels	20,000	—	—	—	20,000
Restricted cash	—	(201)	—	—	(201)
Loans to affiliate	(18,096)	—	—	—	(18,096)
Repayment of loans to affiliate	67,831	—	—	—	67,831
Other assets	3,678	(4,896)	583	(6,042)	(6,677)
Dividends received from subsidiary	30,466	12,000	—	(42,466)	—
Capital contribution in subsidiary	—	—	—	—	—
Advances to related parties	(30,466)	(12,000)	—	42,466	—
Cash used in investing activities	(239,464)	(19,991)	(116)	(6,042)	(265,613)
Increase (decrease) in cash and cash equivalents	181,018	(12,649)	(15,988)	—	152,381
Cash and cash equivalents, beginning of year	106,283	71,294	37,943	—	215,520
Cash and cash equivalents, end of year	$287,301	$58,645	$21,955	$—	$367,901

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

	2015
	Parent Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Cash from (used in):
Operating activities:
Net earnings (loss)	$199,391	$27,767	$28,333	$(56,100)	$199,391
Items not involving cash:
Depreciation and amortization	176,686	13,291	14,885	—	204,862
Share-based compensation	4,528	—	—	—	4,528
Amortization of deferred financing fees	8,885	1,137	1,663	—	11,685
Amounts reclassified from other comprehensive loss to interest expense	3,319	—	—	—	3,319
Unrealized change in fair value of financial instruments	(52,613)	622	—	(1,261)	(53,252)
Equity income on investment	(48,342)	(12,865)	—	56,100	(5,107)
Refinancing expenses and recoveries	5,148	—	—	—	5,148
Operating leases	(9,795)	—	—	—	(9,795)
Vessel impairment	—	—	—	—	—
Expenses related to customer bankruptcy	—	—	—	—	—
(Gain) loss on disposals	—	—	—	—	—
Other income	(6,600)	—	—	—	(6,600)
Other	25	7,735	—	(1)	7,759
Changes in assets and liabilities:
Accounts receivable	1,690	49,548	(3,999)	(47,562)	(323)
Lease receivable	21,170	—	—	—	21,170
Prepaid expenses	226	(19,186)	—	3,000	(15,960)
Other assets and deferred charges	(31,010)	—	—	(1)	(31,011)
Accounts payable and accrued liabilities	(43,223)	(15,839)	(250)	69,455	10,143
Deferred revenue	(8,363)	3,249	(1,970)	(3,001)	(10,085)
Fair value of financial instruments	—	—	—	—	—
Intercompany Accounts Payable and Accounts Receivable	17,909	16,196	51,540	(85,645)	—
Cash from operating activities	239,031	71,655	90,202	(65,016)	335,872
Financing activities:
Preferred shares issued, net of issuance costs	—	—	—	—	—
Common shares issued, net of issuance costs	—	—	—	—	—
Draws on credit facilities	534,325	—	—	—	534,325
Senior unsecured notes issued	—	—	—	—	—
Repayment of credit facilities	(526,729)	—	(80,446)	1	(607,174)
Draws on long-term obligations under capital lease	150,000	—	—	—	150,000
Repayment of long-term obligations under capital lease	(7,035)	(14,656)	—	—	(21,691)
Common shares repurchased, including related expenses	(13,885)	—	—	—	(13,885)
Preferred shares redeemed, including related expenses	—	—	—	—	—
Preferred shares repurchased, including related expenses	(12,303)	—	—	—	(12,303)
Senior unsecured notes repurchased, including related expenses	—	—	—	—	—
Financing fees	(19,811)	—	2,412	—	(17,399)
Dividends on common shares	(105,690)	(19,700)	(19,000)	38,699	(105,691)
Dividends on preferred shares	(53,655)	—	—	—	(53,655)
Proceeds from sale-leaseback of vessels	542,000	—	—	—	542,000
Advances from related parties	—	—	—	—	—
Cash from (used in) financing activities	487,217	(34,356)	(97,034)	38,700	394,527
Investing activities:
Expenditures for vessels	(709,655)	(1,763)	(1,083)	(162)	(712,663)
Short-term investments	(7)	(2,196)	—	—	(2,203)
Net proceeds from vessel disposals	—	—	—	—	—
Proceeds from sale of leased vessels	—	—	—	—	—
Restricted cash	—	—	—	—	—
Loans to affiliate	(201,865)	—	—	—	(201,865)
Repayment of loans to affiliate	200,680	—	—	—	200,680
Other assets	40,184	(20,010)	(292)	(20,465)	(583)
Dividends received from subsidiary	33,700	5,000	—	(38,700)	—
Capital contribution in subsidiary	(85,644)	—	1	85,643	—
Advances to related parties	—	—	—	—	—
Cash used in investing activities	(722,607)	(18,969)	(1,374)	26,316	(716,634)
Increase (decrease) in cash and cash equivalents	3,641	18,330	(8,206)	—	13,765
Cash and cash equivalents, beginning of year	102,642	52,964	46,149	—	201,755
Cash and cash equivalents, end of year	$106,283	$71,294	$37,943	$—	$215,520

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Years ended December 31, 2017, 2016 and 2015

21.	Subsequent events:
(a)	On January 4, 2018 the Company accepted delivery of the MSC Yashi B, an 11000 TEU vessel, which commenced a 17-year fixed-rate bareboat charter with MSC.
(b)

On January 9, 2018, the Company declared a quarterly dividend of $0.496875,  $0.515625, $0.505868, $0.5125 and $0.492188 per Series D, Series  E, Series F, Series G and Series H preferred share, respectively, representing a total distribution of $16,565,000. The dividends were paid on January 30, 2018 to all shareholders of record on January 29, 2018.

(c)

On January 9, 2018, the Company declared a quarterly dividend of $0.125 per common share. The dividend was paid on January 30, 2018, to all shareholders of record on January 22, 2018. Of the $16,490,000 distribution, $9,326,000 was paid in cash and $7,164,000 was re-invested through the DRIP.

(d)

On February 14, 2018, the Company issued to affiliates of Fairfax Financial Holdings Limited, in a private placement for an aggregate purchase price of $250,000,000, an aggregate principal amount of the Company’s 5.50% interest bearing, debentures due 2025 and 38,461,539 warrants, each exercisable into one share of the Company’s Class A common stock at an exercise price of $6.50 per share.

(e)	In February 2018, the Company purchased two 2500 TEU vessels and entered into fixed-rate charters with Maersk.
(f)	In February 2018, the Company cancelled its 364-day unsecured $120.0 million revolving loan facility with various banks. The Company had not drawn on this facility.